Mail Stop 4561

October 21, 2008

Chett B. Paulsen, Chief Executive Officer
aVinci Media Corporation
11781 South Lone Peak Parkway, Suite 270
Draper, Utah 84020

> **Re: aVinci Media Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 26, 2008**
> **File No. 333-152869**

Dear Mr. Paulsen:

        We have reviewed your amended Form S-1 and responses and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1.   We note that your counsel provided, on behalf of the company, the acknowledgements that we requested in response to our letter dated September 3, 2008. Please note that the representations should come directly from the company. In your next response, please provide the representations accordingly.

Cover Page

2.   Please provide the closing sale price of your common stock as of the most recent practicable date.

Risk Factors, page 7

All of AVI Media's current operations are conducted through aVinci Media, LC…page 7

3.   Consistent with your disclosure in Liquidity and Capital Resources, please revise this risk factor to prominently disclose that management believes your current cash resources will fund operations for eight months only and that you will require approximately $2.2 million to fund the remaining four months of planned operations. In light of this disclosure, please revise the risk factor to clarify that you <u>will</u> require additional cash resources to fund operations for the next 12 months.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 21

Future Model, page 22

4.   Please provide us with support for your statement that you have been approached
        by potential technology and retail partners with respect to making your software
        available on third-party hardware to allow for in-store DVD burning. Also
        provide us with support for your assertion that you are currently in negotiations
        with "several additional large retailers" to provide your product "through an in-
        store DVD burning model" in addition to your current deployment platforms. We
        note that you have not discussed this business model in your business section.

5.   Please explain why you have included details regarding your current
        manufacturing process under the subheading "Future Model" in Management's
        Discussion and Analysis.

Business, page 34

6.   We note your response to comment 11 of our letter dated September 3, 2008 and
        we cannot concur with your conclusion that agreements with your three largest
        customers who together currently account for 83 percent of your revenues (47%,
        20% and 16% individually) are not required to be filed. First, please note that
        Item 601(b)(10) does not require you to file material agreements made in the
        ordinary course of business unless the ordinary course agreement is one on which
        your business is substantially dependent. Thus an ordinary course contract is
        required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K to the extent
        you are substantially dependent upon it. Second, with respect to timing, to the
        extent you are substantially dependent on a material contract to be performed at,
        after or not more than two years before the time of filing, your future expectations
        notwithstanding, such contract is required to be filed pursuant to Item 601. Please
        tell us whether you have contractual agreements with any of your three largest
        customers. If so, please include a description of the material terms of any such
        agreement in your business discussion and file each such agreement as an exhibit
        to the registration statement.

7.   Advise whether you believe risk factor disclosure is appropriate regarding the fact
        that two customers accounted for 68% and 30% of accounts receivable as of June
        30, 2008.   To the extent that this may represent a trend that you anticipate may
        continue, it should be discussed in management's discussion and analysis as well.
        Please advise.

Executive Compensation, page 45

Summary Compensation Table Narrative and Employment Contracts, page 46

8.   In response to comment 17 of our letter dated September 3, 2008, you disclose the terms of the employment agreements of certain named executives as of April 1, 2008. Please explain the compensation arrangements of the named executive officers for the last two completed fiscal years, as reported in the table, and file as exhibits to the registration statement all employment agreements with the named executive officers with respect to fiscal year 2007. Please include in your discussion the material terms of the employment agreements and the basis for the bonus payments issued in 2006 and 2007 including the material terms of any bonus plans. If the employment agreements were materially modified by the April 1, 2008 agreements, those modifications should also be discussed.

9.   Revise the exhibit index to indicate that you are incorporating by reference the employment agreements that were filed on Form 8-K on June 11, 2008 rather than on June 11, 2007.

Outstanding Equity Awards, page 46

10.   Please note that the information provided in the outstanding equity awards table should be given as of the end of your last completed fiscal year. It appears you have provided the information as of June 30, 2008.

Certain Relationships and Related Transactions, page 49

11.   We note your response to comment 19 of our letter dated September 3, 2008 in which you state that the company did not have any promoters as defined in Rule 405 under the Securities Act of 1933. However, you disclose that Chett B. Paulsen, Richard B. Paulsen and Edward B. Paulsen are the original founders of AVI Media. Please explain why you believe that these individuals, or other persons, are not promoters, within the meaning of Rule 405 of the Securities Act of 1933. Alternatively, provide the disclosure required by Item 404(d)(2) of Regulation S-K.

Selling Stockholder, page 50

12.   In response to comment 23 of our letter dated September 3, 2008, you state that Amerivon Investments LLC exchanged 100% of its equity interest in Sequoia Media Group, LC for shares of common stock of the company. Please disclose this in the registration statement. Further, please explain how Amerivon Investments LLC acquired the warrants to purchase 949,350 shares of common stock at $0.53 per share which is being offered in this registration statement. Please also provide appropriate disclosure regarding the warrant shares under the

section titled Recent Sales of Unregistered Securities. See Item 701 of
Regulation S-K.

Financial Statements

General

13.   We note that you have made revisions to the footnotes to your financial
statements for the period ended December 31, 2007. Explain how you have
considered making corresponding revisions to your annual report on Form 10-K
for the period ended December 31, 2007.

Note 1. Description of Organization and Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page F-11

14.   We note that due to the lack of VSOE for the different elements in your integrated
kiosk revenue contracts you defer revenue until all elements are delivered except
for PCS and training then recognize revenue ratably over the remaining contract
term. Please tell us how your accounting complies with paragraph 12 of SOP 97-
2. In this regard, we note that PCS and training services are two undelivered
elements for which you do not have VSOE. Similar concerns apply to the
contract noted under "Other Revenue Contracts."

15.   Please revise to disclose how royalty revenues are recognized in your integrated
kiosk contracts.

16.   Please tell us more about the fulfillment services you provide and explain, in
detail, how the fulfillment services impact your accounting for retail kit products
and third party downloads. Tell us whether you charge an additional fee for these
fulfillment services or if the fee paid under the retail kit product obligates you to
provide fulfillment services. As part of your response, please refer to any
authoritative literature you relied upon when determining your accounting.

17.   Please tell us whether sales of your retail kit products and third party downloads
include PCS. If these arrangements do include PCS please tell us how revenue
from these services is recognized.

Note 9. Options and Warrants, page F-29

18.   Your revised disclosures on page 25 indicate that the fair value of the underlying
common units was based on cash sales of common and preferred units,
conversions of debt instruments into common units, and the exchange ratio that

was estimated to be used in the reverse merger transaction. Please tell us more about each of the methods used and address the following in your response:

- Explain the extent to which cash sales of common and preferred units were considered. To the extent that you considered sales of preferred units, please explain how you considered the additional rights given to preferred unit holders (i.e., liquidation preferences and cumulative annual dividends) when determining the fair value of the common units.
- Explain to us how the conversion of debt into common units is an appropriate method to determine the fair value of the underlying common units.
- Tell us how the exchange ratio to be used in the reverse merger was considered.
- Also, please revise your disclosures on page 25 to describe each of these methods in greater detail.

Part II

Item 13. Recent Sales of Unregistered Securities

19.   Disclose the information relating to the 4(2) exemption relied upon in connection with the merger transaction and include a brief summary of the facts that support your reliance on the exemption. Disclose, for example, the number of investors, whether the investors were accredited or sophisticated, and if the latter, outline the access to information afforded to them. If the certificates issued in this transaction were legended as "restricted securities," please so indicate and describe briefly any procedures you have implemented that are intended to ensure that future transfers of those shares will be in conformity with the provisions of the Securities Act.

Exhibits

20.   In response to comment 32 of our letter dated September 3, 2008, you state that the license agreements do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K. However, you have not provided us with an analysis to support your conclusion. Explain the nature of the license agreements and provide a quantitative and qualitative analysis supporting your conclusion that you are not substantially dependent upon any of the license agreements.

21.   We note that you did not file the loan agreements with your executives as exhibits in response to comment 20 of our letter dated September 3, 2008. Please refile the agreements pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

22.   We note that in response to comment 31 of our letter dated September 3, 2008 you did not file the agreement with BigPlanet because you believe that it was

made in the ordinary course of business and you do not rely upon the agreement with BigPlanet. As we noted previously and as you disclosed in the filing, this agreement represented more than 90% of all your revenues generated in 2007 and 100% of revenues in 2006. We continue to believe that the agreement with BigPlanet is a contract upon which the company was substantially dependent and is relevant to your disclosure in the Management's Discussion and Analysis. Please file the agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

*   *   *   *   *

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453. If you need further assistance, please contact me at (202) 551-3457. If, thereafter, you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney

cc: Marc Ross, Esq.
        Peter DiChiara, Esq.
        Sichenzia Ross Friedman Ference LLP
        Via facsimile: (212) 930-9725